# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Click Holdings Ltd., CIK 0002020027
CUSIP: G2R09D110
Title of class of securities: Class A ordinary share, no par value each
Address of issuer's principal executive offices: UNIT 1709-11, 17/F, TOWER 2,, THE GATEWAY, HARBOUR CITY,, TSIM SHA TSUI, KOWLOON, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 11/17/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002102024

## Reporting persons
- Kwok Fai YU: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 232,256; shared voting power 0; sole dispositive power 232,256; shared dispositive power 0; aggregate amount beneficially owned 232,256 (7.9% of the class)
  Comment: (1) The number of shares beneficially owned reported in
  Item 5 and Item 7 represents 232,256 Class A ordinary shares, no par value each, of the issuer beneficially owned by Kwok Fai YU.
  
  (2) The percentage of class reported in Item 11 is calculated based on 2,935,986 issued and outstanding Class A ordinary shares, no par value each, of the issuer as of the date hereof.

## Item 1. Issuer
Name of issuer: Click Holdings Ltd.
Address of issuer's principal executive offices: UNIT 1709-11, 17/F, TOWER 2, THE GATEWAY, HARBOUR CITY, TSIM SHA TSUI, KOWLOON, HONG KONG, 00000

## Item 2. Person Filing
Name of person filing: Kwok Fai YU
Address of principal business office or, if none, residence: Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on cover page.
Percent of class: See responses to Item 11 on cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kwok Fai YU: Kwok Fai YU, Kwok Fai YU (01/07/2026)